082-04421
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EASTMAIN

NEWS RELEASE

TSX Symbol: ER
October 6, 2010

New High-grade veins & Bulk tonnage targets at Clearwater

Eastmain Resources Inc. (TSX:ER) announces that high-grade, gold-bearing, quartz-tourmaline veins containing up to 41.5 g/t Au have been discovered 2.5 kilometres east of the Eau Claire deposit at the SNL Target. 11 trenches have been excavated both north and east of Eau Claire, along the favourable deposit trend. Numerous surface gold showings have been discovered along this trend, which extends for approximately three kilometres in length. Recent trenching exposed a number of gold-tellurium-bearing, quartz-tourmaline veins, with channel samples grading up to 19.4 g/t Au within the Boomerang Target area, one kilometre east of Eau Claire. Trenching has also exposed wide sections of altered and mineralized rock prospective for a bulk tonnage target north of the Eau Claire deposit. Eight of the 11 trenches have been washed and sampled, of these, assays remain pending for seven trenches.

An infill core sampling program currently in progress has been designed to further evaluate the near surface bulk tonnage potential of Eau Claire.

SNL Target

Regional prospecting within the SNL Target area has delineated high-grade, gold-tellurium-bearing quartz-tourmaline veins and altered zones located near the favourable volcanic/sedimentary rock contact. These vein and host rocks are altered and deformed similarly to those within the gold-rich horizons at Eau Claire. Multiple grab samples taken from the SNL area are enriched in both gold and tellurium (Table 1).

Boomerang Target

Five trenches excavated within the Boomerang Target area expose a number of parallel quartz-tourmaline veins. Assay results from Trench CW2010-15 have confirmed that these veins are enriched in both gold and tellurium as reported in Table 1. The Boomerang prospect was discovered in 2009, when a composite grab sample assayed 254 g/t gold, 640 g/t silver and >500 g/t tellurium. Assay data is pending from four additional trenches completed in this target area (CW2010-8, 12, 16 and 21).

850 West Target

Recent trenching within the 850 West Target area has exposed wide intervals of mineralized and altered rock extending north and west of the Eau Claire gold deposit. Assay data from a rehabilitated historic trench site located immediately north of the 850 West zone confirms that these rocks are gold-bearing. Previous drilling in this area also intersected up to 5.6 g/t Au over 5.8 metres in hole SQ98-43 and 2.4 g/t Au across 15.6 metres in hole SQ98-44. Assay data is pending for new trenches CW2010-19, 20 and 28.

2010 Drilling

Two diamond drills have been contracted to begin an extensive drilling program focused on testing new targets peripheral to the Eau Claire gold deposit. One drill will begin testing the 850 West Target area while the second drill will focus on the Boomerang and SNL Target areas.

dlw 10/22

Resource Update

A resource update, which will incorporate an additional 181 HQ drill holes completed within the upper 1/3rd of the Eau Claire deposit since the last estimate (2005), is in progress. The 2005 resource estimate included 182 vein intercepts from wide-spread drilling. The new estimate will contain 1,370 vein intercepts, thereby substantially improving the geological confidence in the deposit. The Company contracted the services of SRK Consulting (Canada) Inc. ("SRK") to audit this estimate. SRK has completed a technical field visit required for an independent NI 43-101 Technical Report. SRK is currently auditing the Corporation's resource estimate and outlining a potential model for future pit optimization of the deposit. Past drilling and surface trenching has provided considerable evidence of bulk tonnage potential within the upper portion of the Eau Claire deposit. Numerous composite drill intersections of four (P, JQ, R and S Veins) of 31 veins outlined at Eau Claire have a weighted average grade as follows:

- ER07-82 2.07 g/t Au over 53.4 metres,
- ER07-87 8.37 g/t Au over 37.2 metres,
- ER07-98 24.4 g/t Au over 55.1 metres,
- ER07-104 6.64 g/t Au over 35.3 metres,
- ER08-117 6.65 g/t Au over 23.4 metres,
- ER08-122 2.06 g/t Au over 39.7 metres,
- ER08-155 1.48 g/t Au over 60.9 metres,
- ER09-225 4.05 g/t Au over 30.8 metres,
- ER09-226 1.71 g/t Au over 36.4 metres and
- ER09-233 2.58 g/t Au over 31.7 metres

Note that each of these drill intervals have large sections of unsampled core where a zero value was used for a weighted average grade. A major core re-sampling campaign is in progress to determine the metal content of any unsampled wallrock between the veins. The resource estimate will be issued upon completion of SRK's audit and pit optimization work.

The Company has also received a draft metallurgical report from SGS Mineral Services (Lakefield Research) confirming excellent metallurgical test results for the Eau Claire deposit. Metallurgical data will also be integrated with the NI 43-101 Technical Report.

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $20 Million in working capital and holds a pipeline of exploration projects within the James Bay District, including the Éléonore South property. Eastmain has increased its 2010-2011 budget of $7.5 million by approximately 34%, to about $10 million, for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Forward Looking Statements – Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Eastmain, including, but not limited to the impact of general economic conditions, industry conditions, dependence upon regulatory approvals and the availability of financing. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Table 1. Clearwater Project Trench & Prospecting Assay Data

SAMPLE_ID	TARGET	Au g/t	Te g/t	Channel/Grab
E489376	Trench CW2010-15	7.63	6.93	Channel
E489377	Trench CW2010-15	4.04	6.00	Channel
E489385	Trench CW2010-15	19.40	15.95	Channel
E489394	Trench CW2010-15	4.26	8.42	Channel
E489396	Trench CW2010-15	2.50	3.40	Channel
E489397	Trench CW2010-15	6.21	6.64	Channel
E489399	Trench CW2010-15	1.07	1.83	Channel
E490002	Trench CW2010-15	1.40	2.32	Channel
E490004	Trench CW2010-15	4.93	7.57	Channel
E490009	Trench CW2010-15	3.98	5.04	Channel
E490010	Trench CW2010-15	5.78	5.77	Channel
E490011	Trench CW2010-15	1.58	3.48	Channel
E490012	Trench CW2010-15	9.31	16.50	Channel
E490015	Trench CW2010-15	15.70	14.65	Channel
H928757	SNL	7.65	3.33	Grab
H928969	SNL	2.56	0.24	Grab
H928974	SNL	7.76	0.57	Grab
E488958	SNL	2.66	4.24	Grab
E488965	SNL	1.15	1.09	Grab
E488978	SNL	1.02	0.64	Grab
E488980	SNL	41.50	23.10	Grab
E489005	SNL	1.18	8.68	Grab
E489017	SNL	1.35	0.35	Grab

Notes

Chemical analysis was completed by ALS Chemex Laboratories using a multi-element ICP assay technique. Gold was analyzed by ICP – Atomic Absorption techniques and by Fire Assay – Gravimetric methods. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. One-half metre regularly spaced channel samples were taken perpendicular to the veins to establish gold and tellurium grades. Assay data is pending for channel samples from trenches (CW2010-8, 12, 16, 19, 20, 21 and 28).